First Solar, Inc.
350 W. Washington Street
Suite 600
Tempe, Arizona 85281-1244 USA
Phone: +1 (602) 414-9300
Fax:     +1 (602) 414 9400
info@firstsolar.com
www.firstsolar.com

July 30, 2010

BY EDGAR AND VIA FACSIMILE (703-813-6985)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Gary Todd

Re:          First Solar, Inc.
Form 10-K for the fiscal year ended December 26, 2009
Filed February 22, 2010
File No. 1-33156

Dear Mr. Todd:

Set forth below are the responses of First Solar, Inc. (the “Company”) to the July 20, 2010 comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K (the “Form 10-K”).

For your convenience, we have set forth below each of the Staff’s comments in bold typeface followed by the Company’s response thereto.

Please note, that for the quarter ended June 26, 2010, our systems business met the quantitative criteria for reporting as a separate segment for the first time. Accordingly, our quarterly report on Form 10-Q for the period ending June 26, 2010 will contain additional disclosures, especially with regard to segment information and additional MD&A disclosures, as required by applicable accounting standards and SEC rules. We believe these enhanced disclosures address certain of your comments below.

Form 10-K for the fiscal year ended December 26, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Estimates, page 42

Goodwill, page 43

1.
We reference your response to prior comment 4.  In future filings, with respect to the systems business, please disclose how you apply the market participant approach in evaluating goodwill as that approach described in your response.

We respectfully acknowledge the Staff’s comment and will enhance the disclosures in future filings beginning with our next quarterly report on Form 10-Q, for the quarter ended June 26, 2010. In particular, we will disclose how we apply the market participant approach in evaluating goodwill as previously described in our response to comment 4 of the Staff’s comment letter dated May 18, 2010.

Results of Operations, page 44

2.
We reference your response to prior comment 5.  Tell us the amounts of sales and costs of sales recognized by the components business in 2009 for modules incorporated in projects sold by the systems business in that year.

The amounts of sales and costs of sales recognized by the components business in fiscal 2009 for modules incorporated in projects sold by the systems business were $45.4 million and $51.8 million, respectively.

During 2009, our systems business was not yet at scale, and segment revenue primarily reflected certain pilot projects.  These pilot projects involved cycles of learning and cost structures that were not yet cost effective for us.  During this scaling period the components business subsidized systems business activity with the intention that the systems business would ultimately scale to become an effective enabler to drive module throughput and achieve break-even results before income taxes, consistent with our CODM’s current view of the business.

Item 8.  Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies, page 67

Project Assets – Current and Noncurrent, page 82

3.
We note your response to prior comment 15.  Please revise future filings to disclose how you analyze project assets to determine whether the assets have been impaired, including how you assess a project for commercial viability, similar to your response.

We respectfully acknowledge the Staff’s comment and will enhance the disclosures in future filings beginning with our next quarterly report on Form 10-Q, for the quarter ended June 26, 2010. In particular, we will disclose how we analyze projects for impairment and how we assess a project for commercial viability, similar to our response to comment 15 of the Staff’s comment letter dated May 18, 2010.

Other Current Liabilities, page 83

4.
We reference your response to prior comment 17 indicating that during 2009 certain transactions included a variable component of the selling price.  In future filings, within the revenue recognition policy disclosure, please provide a description of the nature of the variable component of your selling price.  Please also discuss your policy for deferring revenue in those certain circumstances.

We respectfully acknowledge the Staff’s comment and will enhance the disclosure within our revenue recognition policy in our next Annual Report on Form 10-K accordingly, if applicable. We note that during 2009 we had one unique arrangement with a variable component of the selling price, which was completed in 2009.

Note 22.  Segment and Geographical Information, page 105

5.	Please provide us with a sample copy of the package you provide to the chief operating decision maker for purposes of making decisions about segments and related disclosures.

We have mailed and faxed the requested information on a supplemental basis to the Staff under separate cover on July 29, 2010.

6.
We refer to your response to prior comment 20.  As all corporate costs and shared expenses are currently allocated to the components business, please tell us why you should not separately disclose the amount of these expenses in your segment disclosure.

Our systems business has certain of its own dedicated administrative key functions, such as accounting, legal, finance, project finance, HR, procurement and marketing. Costs for these functions are recorded and included within selling, general and administrative costs for our systems segment. Our corporate key functions consist primarily of company-wide corporate tax, corporate treasury, corporate accounting/finance, corporate legal, investor relations, corporate communications and executive management functions. Currently our components business benefits the most from these functions and therefore we have allocated these costs to this segment as part of selling, general, and admistrative costs. We will enhance our disclosures by incorporating this response in future filings beginning with our next quarterly report on Form 10-Q, for the quarter ended June 26, 2010. We note that there does not appear to be a requirement under U.S. GAAP or other applicable reporting requirements to separately disclose the amount of such costs. We are not planning to disclose such costs in future filings.

7.
In your response to prior comment 22 you state that after the revenue recognition process is complete and cost of sale values are recorded, you make allocations of operating expenses “to reflect how [your] CODM views the business.”  Please clarify in your response how the CODM determines the amount to record to the systems versus components segment in the event of a loss that is not deemed temporary.

In the event that the systems segment incurs a loss that is not deemed temporary or when the estimated cost to complete a project would cause the gross margin on the overall project to be negative, the systems segment would record the loss at the time that it is identified, in accordance with the applicable accounting guidance. Each period, we would make allocations based on our segment policy and procedures to report the systems business at break-even results before income taxes, which reflects segment profit as viewed by our CODM.

Accordingly, regardless of the type of loss (temporary or other than temporary), we would follow our procedures and policy (which have been previously established to reflect how our CODM views our business) for reporting segment profit, resulting in break-even results for the systems business. Therefore, the components business would compensate the systems business for this other than temporary loss.

8.
In future filings please disclose the total amount of revenues from sales of solar power systems sold by the systems business as required by FASB ASC 280-10-50-40.  Please note that the enterprise wide disclosures are not based on the management approach used to development segment information.  Accordingly, revenues from sales of systems projects disclosed under the referenced requirement should include the full amount of revenue recognized, including revenue attributed to modules.  If you believe this disclosure is not required, please explain in response to this comment.

We respectfully acknowledge the Staff’s comment and will enhance the disclosures in future filings beginning with our next quarterly report on Form 10-Q, for the quarter ended June 26, 2010. As revenues from our systems business for the three and six months ended June 26, 2010 have become material, we will report such revenues in accordance with FASB ASC 280-10-50-40 (including attributable solar modules) in our Form 10-Q.

9.
As a related matter, we note in your response to prior comment 5 that you believe that disclosure of the amounts of sales and costs of sales recognized by the components business for modules incorporated in projects sold by the systems business would not provide meaningful information for the readers of your financial statements because that information is not reviewed by the CODM.  However, please tell us why MD&A should not quantify and describe revenues from sales of systems projects as those revenues are required to be determined and disclosed under the enterprise wide disclosure from FASB ASC 280-10-40.  In that regard, tell us how you have considered the guidance from Item 303(a)(3)(1) of Regulation S-K in reaching your conclusion.

We respectfully acknowledge the Staff’s comment and will enhance the disclosures  in future filings beginning with our next quarterly report on Form 10-Q, for the quarter ended June 26, 2010. In particular, we will disclose in our Form 10-Q total revenues from sales of system projects, including sales recognized by the components business for modules incorporated in project sold by the systems business.

The Company hereby acknowledges to the Staff as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

We would welcome the opportunity to set up a call to discuss any remaining questions you may have. If you have any questions regarding the foregoing, please do not hesitate to contact Mary Beth Gustafsson, Executive Vice President, General Counsel and Secretary at 646-366-5775.

Sincerely,

/s/ James Zhu
  James Zhu
  Chief Accounting Officer

First Solar, Inc. - 350 West Washington Street, Suite 600 - Tempe, Arizona 85281-1244 USA
Phone: +1 (602) 414-9300 - Fax: +1 (602) 414-9400